RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

October 5, 2017

United States

Securities and Exchange Commission

Washington D.C. 20549

Attention:	Larry Spirgel, Assistant Director
AD Office 11 - Telecommunications
Courtney Lindsay, Staff Attorney
Kathleen Krebs, Special Counsel

Re:	Wytec International, Inc.
Pre-Effective Amendment Number Four to the Registration Statement on Form S-1
Originally Filed January 10, 2017
File No. 333-215496

Dear Commission:

On behalf of Wytec International, Inc., a Nevada corporation, we respectfully request that the above referenced Registration Statement on Form S-1 filed by it be declared effective on an accelerated basis at 1:00 PM Pacific Time on Tuesday, October 10, 2017.

Sincerely,

/s/ Mark J. Richardson

Mark J. Richardson, Esq.

For

Richardson & Associates

Cc:	William H. Gray, Chief Executive Officer

1453 Third Street Promenade, suite 315, Santa monica, california 90401

TELEPHONE (310) 393-9992 FACSIMILE (310) 393-2004